SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 29, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures:

A press release dated July 29, 2003 announcing the Aventis Second Quarter and First-Half results for 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: July 29, 2003	By:	/s/ Dirk Oldenburg

Name: Dirk Oldenburg
Title: General Legal Counsel

2

Press release

Your Contacts:
Nathalie Jecker	Corinne Hoff
Aventis Media Relations	Aventis Media Relations
Tel: +33 (0) 3 88 99 1116	Tel: +33 (0) 3 88 99 1916
Nathalie.Jecker@aventis.com	Corinne.Hoff@aventis.com

AVENTIS REPORTS SECOND-QUARTER AND FIRST-HALF RESULTS FOR 2003

Aventis on track in second quarter to achieve key full-year financial targets

•               Q2 core business sales activity (excluding currency impact) increases 6.9% to € 4.17 billion

•               Q2 U.S. sales activity rises 14.3% to € 1.6 billion, representing 38.4% of core business sales

•               Q2 core business net income up 18.8% to € 603 million and earnings per share rises 19.3% to € 0.76

Allegra and Lovenox Q2 performance in line with 2003 objectives

•               Allegra/Telfast global and U.S. sales activity up 8.6%

•               Lovenox/Clexane global sales activity rises 21.3%, U.S. sales growth accelerates to 18.5%

Other strategic brands and vaccines continue to deliver very strong growth

•               Taxotere sales activity ahead 25%, increasing use in treating breast and lung cancer

•               Delix/Tritace sales activity climbs 17.3%, set to become fourth Aventis blockbuster in 2003

•               Lantus sales activity advances 81%, now the U.S. insulin market leader

•             Actonel Aventis sales grow 64.4% as new once-weekly version gains market share

•             Human vaccines sales rise 23.7%, driven by strong performance in U.S. market

Aventis confirms 2003 core business outlook despite currency impact

“We are pleased with our performance in the second quarter in which we delivered solid top-line and earnings growth despite adverse currency developments. Aventis remains on track to achieve its full-year growth targets for the core business: high single-digit percentage sales activity growth and earnings per share growth in the mid to high teens,” said Igor Landau, Chairman of the Management Board.

Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com
Address for visitors: 16, Avenue de l’Europe • Espace Européen de l’Entreprise • F-67300 Schiltigheim

Strasbourg, France, July 29, 2003

CONSOLIDATED GROUP RESULTS

Aventis reported today consolidated group sales of € 8.622 billion for the first half of 2003 compared to € 11.304 billion in the year-ago period. The sales decline was mainly due to the divestment of Aventis CropScience and Aventis Animal Nutrition during the first half of 2002 and the weakening of some currencies against the euro. Group net income for the first half of 2003 was € 813 million compared to € 1.488 billion in the same period of 2002, which included net gains related to the Aventis CropScience divestment. Consolidated earnings per share (EPS) were € 1.03 compared to € 1.87.

CORE BUSINESS OVERVIEW

Sales of the core business (prescription drugs, human vaccines, 50% equity interest in the animal health joint venture Merial, and corporate activities) on an activity basis (excluding currency translation effects) rose 6.9% to € 4.17 billion in the second quarter and rose 5.2% to € 8.14 billion in the first half of 2003. Core net income increased 18.8% to € 603 million from € 507 million in the second quarter of 2002.  EPS in the second quarter increased 19.3% to € 0.76 from € 0.64 despite the negative impact of adverse exchange rate developments. For the first six months of 2003, earnings per share rose 16.5% to € 1.38.

H1 2003	H1 2002	Total variance	AVENTIS CORE BUSINESS KEY FIGURES (1) (2) (in € million , except EPS)	Q2 2003	Q2 2002	Total variance
8,141	8,799	-7.5%	Sales	4,170	4,447	-6.2%
		5.2%	Activity variance(3)			6.9%
1,088	937	16.0%	Net income	603	507	18.8%
1.38	1.18	16.5%	EPS (in €)	0.76	0.64	19.3%

(1)                       Not subject to a review by the auditors

(2)                       Aventis Core Business comprises activities that the Group considers to be strategic and intends to retain. It includes prescription drugs, human vaccines, a 50% equity interest in the Merial animal health joint venture and corporate activities.

(3)                       Excluding currency translation effects

Percentages are calculated before rounding the data in million euros

“Our strategic brands are delivering very strong growth, particularly our newer products such as the long-acting insulin Lantus and the osteoporosis treatment Actonel, while our human vaccines business continues to build on its global leadership position. Taxotere is expanding its status as a standard of care in the treatment of breast and lung cancer and three new indications are anticipated for submission for regulatory approval in the U.S. and EU. At the same time, the anti-thrombotic agent Lovenox is regaining momentum for long-term future growth, while Allegra is delivering in line with our 2003 expectations,” Landau said.

“We are making good progress on our pipeline. In the second quarter, the rapid-acting insulin glulisine, was submitted for regulatory approval in the U.S. and EU, and three other new products in key therapeutic areas are planned for regulatory submission this year,” Landau added.

Note: Unless otherwise stated, all references below to sales growth are on an activity basis, i.e. excluding currency translation effects.

Core business net sales in the second quarter rose 6.9% to € 4.170 billion. Reported core business sales declined 6.2% as a result of negative currency developments that accounted for 13.1 percentage points (p.p.) of the decline and were mainly attributable to the weakness of the U.S. dollar, which had a negative impact of 8.6 p.p. on the sales evolution.

Sales of strategic brands and vaccines in the second quarter totaled € 2.696 billion, a 20% increase compared to the year-ago period, and accounted for 64.6% of total core business sales. Strategic brand sales rose 20.0% to € 2.363 billion in the second quarter, while human vaccines sales advanced 23.7% to € 333 million, helped by strong sales of pediatric combination vaccines in the United States.

Sales activity of products in the rest of the core business portfolio fell by about 12%. This decline was due to the negative evolution of sales of some older products that are exposed to cost-containment measures, price controls and generic competition as well as to a slowdown in the bulk and toll manufacturing activities.

In the United States, core business sales rose 14.3% to € 1.603 billion in the second quarter, accounting for 38.4% of total core business sales. Strategic brands and vaccines accounted for approximately 87% of total U.S. core business sales, driven by the three Aventis blockbusters – the allergy medication Allegra, the oncology drug Taxotere and the anti-thrombotic agent Lovenox/Clexane. Robust sales growth from the new long-acting insulin Lantus and vaccines sales growth of 22% also contributed significantly to the strong performance in the U.S.

In France, second-quarter sales declined 4.2% to € 513 million, as government measures to reduce healthcare costs, including efforts to bolster the use of generic drugs and reduce antibiotic consumption, hampered sales of several non-strategic products and offset the strong performance of the cardiology and oncology franchises. In Germany, sales fell 2.9% to € 263 million as the ongoing growth of strategic brands – particularly Lovenox/Clexane and Taxotere – failed to offset the negative impact of the government’s cost-containment measures and increased parallel imports. Most European regions such as United Kingdom/Ireland, Spain/Portugal and Austria/Switzerland reported higher sales. However, sales in Italy declined, also as a result of government cost-containment measures.

In Japan, the world’s second-largest pharmaceutical market, sales rose 2.8% to € 202 million in the second quarter. Growth factors included expanded use of the antihistamine Allegra for the treatment of skin diseases, strong sales of the diabetes treatment Amaryl, now the leading drug in its class, and the ongoing launch of the osteoporosis treatment Actonel. Aventis has restructured its oncology unit in Japan, reinforcing its focus on breast, gastric and non-small cell lung cancer.

SELECTED SALES OF AVENTIS STRATEGIC BRANDS AND VACCINES (1)

(in € million)

H1 2003	H1 2002	Activity Variance(2)		Q2 2003	Q2 2002	Activity variance(2)
919	1,050	6.2%	Allegra/Telfast global sales	501	565	8.6%
751	874	5.8%	U.S. sales	433	492	8.6%
799	809	15.9%	Lovenox/Clexane global sales	411	397	21.3%
490	538	12.1%	U.S. sale	248	259	18.5%
667	596	30.2%	Taxotere global sales	343	320	25.0%
363	331	35.0%	U.S. sales	185	181	26.8%
504	445	20.9%	Delix/Tritace global sales	263	239	17.3%
			(Not sold by Aventis in the U.S.)
199	124	90.1%	Lantus global sales	109	72	81.0%
153	99	91.1%	U.S. sales	83	58	75.4%
39	15	N.S.	Ketek global sales	13	6	N.S.
			(Not yet sold by Aventis in the U.S.)
81	54	71.7%	Actonel sales consolidated by Aventis(3)	48	33	64.4%
			(U.S. sales consolidated by P&G)
683	643	23.1%	Human vaccines sales consolidated by Aventis(4)	333	311	23.7%
385	358	32%	U.S. sales	182	184	22%

(1)                                                          Not subject to a review by the auditors

(2)                                                          Excluding currency translation effects

(3)                                                          Cooperation with Procter & Gamble; Actonel sales as consolidated by Aventis including sales in Japan

(4)                                                          Vaccines sales in Europe through the Aventis Pasteur MSD joint venture are not consolidated by Aventis

N.S.                                                Not significant

Allegra/Telfast (fexofenadine): Sales of the non-sedating allergy medication grew 8.6% in the second quarter, in line with the same percentage increase in the U.S. market. Global sales in the first half of 2003 rose 6.2%, while U.S. sales climbed 5.8% despite a weaker and shorter pollen season compared to 2002 and changes in the reimbursement of prescription antihistamines by managed care organizations. The performance of Allegra continued to be in line with the company’s stated expectation of delivering single-digit U.S. sales growth in 2003. Allegra monthly total prescriptions for the first half of 2003 rose 6% compared to the same period in 2002, according to IMS Health data. Prescription growth for the remainder of 2003 will depend on the severity of the fall U.S. allergy season, which was unusually strong in 2002.

Lovenox/Clexane (enoxaparin sodium): Sales of this anti-thrombotic agent rose 18.5% in the U.S., returning to historical double-digit growth rates, while global sales increased 21.3%. The improved U.S. performance was the result of an action plan to capitalize on the untapped growth potential of Lovenox in replacing unfractionated heparin in the treatment of medical patients at risk for deep vein thrombosis (DVT) as well as patients with acute coronary syndrome.  In July, Aventis received FDA approval for a new label with revised information regarding the use of Lovenox in patients with mechanical prosthetic heart valves, including pregnant women with mechanical prosthetic heart valves.

Taxotere (docetaxel): Worldwide sales rose 25.0% in the second quarter, while U.S. sales increased 26.8%, bolstered by the increasing use of the chemotherapy agent in the treatment of breast and non-small cell lung cancer (NSCLC). An important catalyst has been the recent U.S. and EU approvals for the first-line treatment of NSCLC, the most common form of lung cancer.

Delix/Tritace (ramipril): The ACE inhibitor, which generated a 17.3% increase in second quarter sales, is expected to become the next blockbuster drug for Aventis due to increasing use among people with hypertension and/or diabetes seeking to reduce the risk of cardiovascular events.

Lantus (insulin glargine): Sales of the long-acting insulin surged 81% worldwide, with sales rising 75% in the U.S.  Lantus was the leading insulin in the U.S. on a total prescription (TRx) basis at the end of June with a market share of 18.6%, according to IMS Health data. The global rollout of Lantus is progressing. Aventis expects to complete the launch in remaining key markets worldwide, including France and Italy, by the end of 2003.

Ketek (telithromycin): Sales of the world’s first ketolide antibiotic doubled in the second quarter, boosted by a strong performance in France, the world’s third largest antibiotic market. More than 3.6 million people in 40 countries have benefited from Ketek’s optimally targeted spectrum of activity for uncomplicated, mild to moderate respiratory tract infections.

Aventis is continuing discussions with the U.S. Food and Drug Administration (FDA) on submitting a response to a second “approvable letter” issued by the FDA in January 2003. The recent approvable letter requested additional analysis and information related to the company’s 24,000-patient usual care study but did not request any additional studies. Aventis remains committed to gaining U.S. approval for Ketek and anticipates submitting a response in time to gain approval in early 2004.

Actonel (risedronate): Benefiting from sustained growth of the once-weekly version in the U.S. and EU as well as its ability to rapidly reduce the risk of fractures, total Alliance sales of the osteoporosis treatment with partner Procter & Gamble rose 44% in the second quarter to € 170 million. In the U.S., the Actonel share of bisphosphonate sales is now 22%, up eight percentage points compared to last year. Sales consolidated by Aventis amounted to € 48 million in the second quarter.

Human vaccines sales rose 23.7% during the second quarter, primarily due to ongoing growth in the U.S. market. Pediatric combination vaccines were among the key drivers, particularly the successful launch of the trivalent vaccine Daptacel in the U.S. in 2002. Other contributing factors to the growth in the U.S. were increased sales of adult booster vaccines and additional supply of meningitis vaccines for the college market. International sales also were robust, reflecting strong performances in Mexico and Canada. Sales in Europe by the Aventis Pasteur MSD joint venture, which are not consolidated by Aventis, were € 132 million in the second quarter, up 11% compared to the year-ago period.

PROGRESS WITH SUBMISSIONS FOR NEW PRODUCTS AND KEY INDICATIONS

Aventis achieved an important milestone during the second quarter when insulin glulisine, a rapid-acting insulin, was submitted for regulatory approval in the U.S. and EU. Insulin glulisine will expand the Aventis diabetes portfolio and complement the long-acting insulin Lantus.

Three other new products are currently anticipated for regulatory submission in 2003:

•         The clinical activities associated with the U.S. submission of the inhaled corticosteroid Alvesco (ciclesonide) have been completed. Aventis is co-developing this compound with Altana Pharma in the U.S. for use in both adults and children, and Aventis is responsible for the U.S. regulatory filing.

•         Analysis of results from the lead phase III clinical trial for the targeted anti-cancer therapy Genasense (oblimersen sodium) will allow for a decision on a potential U.S. regulatory submission by the end of the third quarter. Enrollment is complete for the studies in first-line metastatic melanoma (skin cancer) as well as in chronic lymphocytic leukemia and multiple myeloma (two different forms of blood cancer) with partner Genta Inc.

•         Menactra, the first quadrivalent conjugate vaccine for the prevention of meningococcal meningitis (four serogroups), is planned to be submitted for U.S. regulatory approval earlier than expected by the end of 2003 for use in children age 11 and older as well as adults. Another submission is planned for 2004 for use in younger children. Pentacel, a new pediatric combination vaccine against five diseases, is planned to be submitted for U.S. approval in 2004.

Three new indications for the oncology agent Taxotere, for its use in patients with adjuvant breast cancer, prostate cancer and gastric cancer are planned to be submitted for U.S. and EU regulatory approval.

CORE BUSINESS PROFITABILITY ANALYSIS

Gross margin as a percentage of sales declined to 74.3% in the second quarter from 74.6% in the year-ago period due to currency translation effects. At comparable exchange rates, the gross margin would have been 75.1%, an increase of 0.5 percentage point over the same period in 2002.

Selling, general and administrative expenses and other revenues net were € 1.286 billion in the second quarter (31% of sales), an 11.8% decrease compared to € 1.458 billion (33% of sales) in the year-ago period. Excluding currency translation effects, SG&A and other revenues net increased 2.4%. This development was mainly driven by higher advertising and commission expenses to support strategic brands, especially in the U.S. market. Foreign exchange gains and losses amounted to a gain of € 17 million in the second quarter compared to a gain of € 66 million in the year-ago period.

R&D expenses totaled € 691 million (16.6% of sales) compared to € 816 million (18.3% of sales) in the second quarter of 2002. R&D expenses declined 5.0% on an activity basis. However, R&D expenses would have risen 1% compared to the year-ago period when excluding € 49 million in milestone payments made in the second quarter of 2002 to Genta Inc. as part of the cooperation agreement for Genasense.

Restructuring expenses amounted to € 44 million in the second quarter compared to € 12 million in the year-ago period.

Equity in earnings of affiliated companies amounted to € 63 million in the second quarter compared to € 66 million in the year-ago period. The Merial animal health joint venture (with Merck & Co.) was the largest contributor to equity income. Sales by the Merial joint venture were € 413 million in the second quarter, down 3% from the year-ago period on an activity basis.

EBITA (operating profit before goodwill amortization plus equity in earnings of affiliated companies) amounted to € 1.141 billion (including € 55 million in costs related to an ongoing productivity enhancement plan) in the second quarter compared to € 1.098 billion in the year-ago period. Excluding the currency translation impact, EBITA growth would have been 20%. The EBITA margin as a percentage of sales increased 2.7 percentage points to 27.4% in the second quarter from 24.7% in the year-ago period.

Miscellaneous non-operating income and expenses amounted to a loss of € 15 million compared to a loss of € 78 million in the year-ago period. Aventis benefited from a favorable adjustment in the market value of biotechnology investments, including Millennium and Genta.

Net income increased 18.8% to € 603 million from € 507 million in the second quarter of 2002, while earnings per share (EPS) rose 19.3% to € 0.76 from € 0.64 in the year-ago period. Before goodwill amortization, EPS rose 12.6% to € 0.91 from € 0.81 in the year-ago period.  Costs related to a productivity enhancement plan initiated at the start of 2003 negatively impacted EPS by € 0.05 in the second quarter of 2003.

The core business generated free cash flow of € 682 million in the first half of 2003, compared to € 10 million in the year-ago period, benefiting from lower working capital requirements, which were € 520 million compared to € 1.048 billion in the comparable period in 2002. Cash flow was affected negatively in 2002 from a significant reduction in the asset securitization program, which led to a cash outflow of € 370 million. In 2003, this program has been maintained at a level comparable to that in 2002. Change in inventories of  € 310 million was slightly higher compared to the first half of 2002. Pension funding increased significantly to € 149 million in the first half of 2003 compared to € 50 million in the same period of 2002.

NON-CORE BUSINESS PROFITABILITY ANALYSIS

Non-core business sales were € 263 million in the second quarter of 2003 compared to € 1.028 billion in the year-ago period, which included consolidated sales of Aventis CropScience and Aventis Animal Nutrition before their divestiture during the first half of 2002. The therapeutic proteins business Aventis Behring achieved second-quarter sales of € 246 million, an increase of 1% compared to the year-ago period, while half-year sales fell 4% to € 462 million because of pricing pressure. Aventis is continuing exclusive negotiations with CSL Ltd. of Australia concerning the divestment of this business. Non-core EBITA in the second quarter was a gain of  € 23 million compared to a loss of € 323 million in the year-ago period.

Non-core net income was € 9 million in the second quarter compared to € 556 million in the year-ago period as the net gains on the disposal of Aventis CropScience and Aventis Animal Nutrition was booked in the second quarter of 2002.

Net cash outflow related to the non-core businesses totaled € 525 million for the first six months of 2003, mainly due to one-time payments of € 390 million including  € 173 million for methionine litigation and € 85 million for StarLink litigation. Most of these items had already been provisioned in 2002. Furthermore, Aventis Behring free cash flow had a negative impact.

AVENTIS GROUP NET DEBT

Aventis net debt at the end of June 2003 was € 4.242 billion, reflecting an increase, which is typical of the first half of the year, of € 790 million compared to the end of 2002. The main cash transactions that led to the increase in net debt were the dividend payment of € 568 million, the share repurchase program of € 231 million and the early redemption of quasi-equity financing instruments of € 204 million. The positive free cash flow of € 157 million (€ 682 million in free cash flow for the core business and a cash outflow of € 525 million for the non-core business) and the disposal of the 9.9% of Rhodia shares contributed positively to the evolution of the net debt.

AVENTIS MAKING PROGRESS IN SHARE REPURCHASE PROGRAM

During the first half of 2003, Aventis repurchased 5.2 million of its shares, or 1.1% of the trading volume. Aventis held approximately 12.1 million of its own shares at the end of the second quarter, representing 1.5% of the company’s share capital of 799,576,080 shares. The average number of outstanding shares in the second quarter of 2003 was 789.5 million. Shares are purchased on the open market or in privately negotiated transactions, from time to time, based on market conditions. The repurchased shares, which are being used for general corporate purposes, are booked against stockholders’ equity and are excluded from earnings per share (EPS) calculations.

OUTLOOK: AVENTIS CONFIRMS FULL-YEAR FINANCIAL TARGETS

Following the positive sales and earnings performance for the first half of 2003, Aventis is again reaffirming the full-year targets established at the start of the year for the core business.

For the full year, Aventis expects core business percentage sales growth in the high single digits, driven by the further expansion of strategic brands and vaccines, while earnings per share are expected to grow in the mid to high teens, which includes the costs related to the productivity enhancement plan initiated at the start of 2003 and based on the assumption of a euro/dollar average rate of $1.10 for the full year.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Definition of EBITA

EBITA is an unaudited non-GAAP measure that we define as operating income (loss), excluding goodwill amortization, plus equity in earnings from affiliated companies. We have included EBITA information because it is one of the measurements we use to assess our financial performance. Our EBITA may not be comparable to EBITA as defined by other companies. We believe EBITA is a measure commonly used by financial analysts and others in the pharmaceutical industry.

Definition of EPS

Basis EPS before goodwill amortization is an unaudited non-GAAP measure that we define as basic earnings per share(EPS) excluding goodwill amortization. We have included basic EPS before goodwill amortization since we consider this measurement to be relevant to an understanding of the performance of our activities.

Statements in this news release other than factual or historical information, including but not limited to statements of or relating to Aventis’ financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors.  Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially.  Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis’ products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law.  Aventis disclaims any obligation to revise or update any such forward-looking statement.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Brand names appearing in italics throughout this document are trademarks of Aventis, and/or its affiliates, with the exception of trademarks that may be used under license by Aventis and/or its affiliates, such as Actonel, a trademark of Procter & Gamble Pharmaceuticals; Alvesco, a trademark of Altana Pharma AG; and Genasense, a trademark of Genta Inc.

Aventis (1)
All Consolidated Businesses (French GAAP)
Consolidated Income Statement Q2 2003

H1 2003	H1 2002	in million €	Q2 / 2003	Q2 / 2002
8,622	11,304	Net sales	4,427	5,468

(2,417)	(3,598)	Cost of goods sold	(1,227)	(1,695)

72.0%	68.2%	Gross margin (as % of sales)	72.3%	69.0%

(2,633)	(4,090)	SG&A and other operating Inc. / Exp.	(1,330)	(2,147)
(1,426)	(1,772)	Research & Development	(706)	(922)
(63)	(29)	Restructuring	(44)	(13)
(243)	(665)	Goodwill amortization	(119)	(502)

1,838	1,150	Operating profit	1,000	189

(30)	141	Equity in earnings of affiliated companies	45	84
(80)	(214)	Interest expenses	(44)	(95)
(289)	1,444	Miscellaneous non oper. inc. / and exp.	(19)	1,576

1,440	2,521	Income before tax	983	1,753

(567)	(928)	Tax	(339)	(645)

(23)	(61)	Minority interests	(13)	(28)
(36)	(45)	Preferred remuneration	(19)	(16)

813	1,488	Net Income	612	1,064

790,604,173	793,487,050	Average number of outstanding shares	789,463,638	793,029,563

1.03	1.87	EPS in € per share	0.77	1.34

1.34	2.71	EPS before goodwill amortization in € per share	0.93	1.98

(1)                               The consolidated balance sheet of Aventis as of June 30, 2003 and the consolidated income statement of Aventis for the 6 months period ended June 30, 2003 have been subject to a review by the auditors

Aventis (1)
All Consolidated Businesses
Balance Sheet
(French GAAP)

in million €	30/06/2003	31/12/2002

Intangible assets	10,318	11,144
Property, plant and equipment	4,340	4,455
Investments and other assets	5,434	5,828
Other current assets	8,548	8,347
Marketable securities, short term deposits, cash	1,400	1,299
Total Assets	30,040	31,073

Stockholder’s equity	10,539	11,335
Amortizable preferred securities	20	89
Minority interests	170	159
Reedemable partnership interest	219	238
Long-term debt	1,640	1,787
Other long term liabilities	6,968	6,879
Short term liabilities	6,478	7,621
Short-term debt, bank overdrafts	4,006	2,965
Total Liabilities	30,040	31,073

Net debt	4,242	3,452

(1)                               The consolidated balance sheet and the income statement of Aventis as of June 30, 2003 have been subject to a limited review by the auditors

Aventis (1)
All Consolidated Businesses
Simplified Change in Net Debt (2)
(French GAAP)

in million €	30.06.2003

Net income (loss) before preferred remuneration	850
Depreciation and amortization of assets	607
Elimination of other expenses and benefits without effect on cash	(2)
Change in working capital	(647)
Change in other operating assets and liabilities	(260)
Reduction (Increase) in Net debt resulting from operating activities	548

Purchase of property, plant and equipment	(391)
Other acquisitions	(153)
Proceeds from sales of assets	212
Change in loans	(23)
Reduction (Increase) in Net debt resulting from investing activities	(355)

Dividends paid by the Group	(568)
Preferred remuneration paid	(38)
Impact of shares and other securities issuance & buy-back	(432)
Conversion net financial indebtedness	18
Change in consolidation perimeter	35
Miscellaneous	2

Change in net debt	(790)

(1)       Not subject to a review by the auditors

(2)       The Net Debt position includes long-term debt and short-term borrowings reduced by the amount of marketable securities, cash and cash equivalents.

Aventis Free Cash Flow (1)
(French GAAP)

in million €	6/30/2003 Core	6/30/2003 Non Core	6/30/2003 Group

Net income (loss) before preferred remuneration	1,124	(274)	850

Depreciation and amortization of assets	587	20	607

Elimination of other expenses and benefits without effect on cash	(76)	74	(2)

Net Capital (Gains)/Losses of Assets sales	(97)		(97)
Equity in earnings of affiliated companies, net of dividends	(31)	138	107
Unrealized Exchange Differences	15		15
Minority interests	24	(1)	23
Deferred tax charges	9	(62)	(53)
Other	4	(1)	3

Change in working capital	(520)	(127)	(647)

Increase (decrease) in sales of Receivables	62	(4)	58
(Increase) / decrease in Accounts Receivables before sales of receivables	(224)	(2)	(226)
(Increase) decrease in Inventories	(310)	(55)	(365)
Increase / (decrease) in Accounts Payables	(48)	(66)	(114)

Change in other operating assets and liabilities	(65)	(195)	(260)

Pension Funding Cash-out	(149)		(149)
Elimination of impairment on marketable securities		145	145
Change in other remaining operating assets and liabilities	84	(340)	(256)

Net cash provided by operating activities	1,050	(502)	548

Purchase of property, plant, equipment	(368)	(23)	(391)

Free Cash Flow	682	(525)	157

(1) Not subject to a review by the auditors

Strategic Activities

The core business comprises activities that the Group considers to be strategic and intends to retain. It includes Prescription Drugs, Human Vaccines, our 50% equity interest in Merial (animal health) (accounted for under the equity method) and some Corporate activities (mainly insurance entities).

The non-core activities include businesses that the group has divested in the period or intends to divest in the foreseeable future. In 2003 our non-core activities include Aventis Behring and our interests in the chemical companies, Wacker and DyStar, which we account for using the equity method, as well as our 11.8% interests in the specialty chemical company Clariant and our 15.3% interest in Rhodia (after May 2nd), which we account for as an investment. The 2002 results include Aventis Animal Nutrition and Aventis CropScience until their divestiture, respectively in April and June 2002.

The profit and loss accounts for the non-core activities include the results of these activities until the date when they are disposed of, the gain or loss on disposal as well as other charges related to divested activities but incurred after the date of disposal.

These statements represent management’s expectations, targets and intentions and involve risks and uncertainties.

Aventis Core Business (1) (French GAAP)
Selected Financial Data Related to Consolidated Income Statement Q2 2003

H1 2003	H1 2002	Total Variance %	in million €	Q2 / 2003	Q2 / 2002	Total Variance %
8,141	8,799	-7.5%	Net sales	4,170	4,447	-6.2%
		5.2%	Activity variance in percentage of Net Sales (2)			6.9%
(2,100)	(2,249)		Cost of goods sold	(1,072)	(1,130)

74.2%	74.4%		Gross margin (as % of sales)	74.3%	74.6%

(2,531)	(2,996)	-16%	SG&A and other operating Inc. / Exp.	(1,286)	(1,458)	-12%
(1,393)	(1,538)	-9%	Research & Development	(691)	(816)	-15%
(63)	(14)		Restructuring	(44)	(12)

2,053	2,002	3%	Operating profit before goodwill amortization	1,078	1,032	4%
102	108	-5%	Equity in earnings of affiliated companies	63	66	-5%

2,155	2,110	2%	EBITA (3)	1,141	1,098	4%

(243)	(279)		Goodwill amortization	(119)	(137)
(53)	(90)		Interest expenses	(32)	(43)
(92)	(157)		Miscellaneous non oper. inc. / and exp.	(15)	(78)

1,767	1,584	12%	Income before tax	975	841	16%

(618)	(583)		Tax	(341)	(310)

(24)	(19)		Minority interests	(12)	(8)
(36)	(45)		Preferred remuneration	(19)	(16)

1,088	937	16%	Net Income	603	507	19%

790604173	793487050		Average number of outstanding shares	789,463,638	793,029,563

1.38	1.18	16%	EPS in € per share	0.76	0.64	19%

1.68	1.53	10%	EPS before goodwill amortization in € per share	0.91	0.81	13%

2,508	2,485	1%	EBITDA (4)	1,320	1,287	3%

(1) Not subject to a review by the auditors

(2) On a comparable basis

(3) = Operating profit before goodwill amortization + equity in earnings of affiliated companies

(4) = Operating profit before depreciation and amortization + equity in earnings of affiliated companies

Consolidated Sales Q2 2003 (1)
Aventis Core Businesses

in million €	H1 2003	H1 2002	Total Variance	Activity Variance (2)	Conversion Variance (2)	Structure Variance
Prescription drugs	7,466	8,163	-8.5%	3.8%	-12.3%
Human Vaccines	683	643	6.2%	23.1%	-17.0%
Eliminations	(9)	(8)	NS	NS	NS
Total Core Businesses	8,141	8,799	-7.5%	5.2%	-12.7%

in million €	Q2 / 2003	Q2 / 2002	Total Variance	Activity Variance (2)	Conversion Variance (2)	Structure Variance
Prescription drugs	3,841	4,139	-7.2%	5.6%	-12.8%
Human Vaccines	333	311	6.9%	23.7%	-16.9%
Eliminations	(4)	(3)	NS	NS	NS
Total Core Businesses	4,170	4,447	-6.2%	6.9%	-13.1%

(1) Not subject to a review by the auditors

(2) On a comparable basis

NS :Not Significant

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses - Sales by Country Q2 2003 (1)

in million €	H1 2003	H1 2002	Activity variance (2)	Structure variance

United States	3,054	3,323	13.0%
France	1,058	1,172	-9.7%
Germany	530	542	-2.2%
Japan	410	457	0.8%
Italy	337	338	-0.4%
United Kingdom	227	212	18.0%
Canada	188	192	10.9%
Spain	181	167	8.3%
Mexico	155	203	4.4%
Brazil	127	187	-0.1%

Subtotal	6,266	6,794	5.7%
in % of total	77.0%	77.2%

Other countries	1,874	2,005	3.2%

Total Net Sales	8,141	8,799	5.2%

in million €	Q2 / 2003	Q2 / 2002	Activity variance (2)	Structure variance

United States	1,603	1,733	14.3%
France	513	536	-4.2%
Germany	263	271	-2.9%
Japan	202	227	2.8%
Italy	171	172	-0.5%
United Kingdom	122	114	18.6%
Canada	99	100	9.6%
Spain	91	85	6.3%
Mexico	80	99	6.5%
Brazil	66	87	8.4%

Subtotal	3,209	3,424	8.0%
in % of total	76.9%	77.0%

Other countries	961	1,023	3.2%

Total Net Sales	4,170	4,447	6.9%

(1) Not subject to a review by the auditors

(2) On a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses Strategic Products : Change in Sales Q2 2003 (1)

H1 2003	H1 2002	Activity variance (2)	in million €	Q2 / 2003	Q2 / 2002	Activity variance (2)

7466	8163	3.8%	Prescription Drugs	3841	4139	5.6%
4485	4414	17.4%	Strategic Brands	2363	2285	20.0%

1712	1746	9.8%	Thrombosis/Cardiology	883	889	11.3%
799	809	15.9%	Lovenox / Clexane	411	397	21.3%
504	445	20.9%	Delix / Tritace	263	239	17.3%

907	835	23.3%	Oncology	466	444	19.2%
667	596	30.2%	Taxotere	343	320	25.0%
133	117	18.2%	Campto	67	58	18.9%

1225	1456	1.0%	Respiratory & Allergy	669	773	5.0%
919	1050	6.2%	Allegra / Telfast	501	565	8.6%
148	166	8.0%	Nasacort	88	90	18.4%

386	399	13.6%	Arthritis / Osteoporosis	199	213	9.7%
125	137	8.6%	Arava	62	70	5.3%
81	54	71.7%	Actonel (3)	48	33	64.4%

739	776	7.0%	Central Nervous System	377	391	7.8%
292	258	32.4%	Copaxone (4)	150	137	28.6%

648	838	-17.5%	Anti-Infectives	303	356	-9.0%
104	115	-1.9%	Targocid	55	56	6.4%
111	168	-29.1%	Tavanic	52	50	10.0%
39	15	NS	Ketek	13	6	NS

929	981	8.0%	Metabolism/ Diabetes	497	494	14.8%
281	280	15.1%	Amaryl	158	149	21.7%
85	82	6.0%	Insuman	45	42	7.7%
199	124	90.1%	Lantus	109	72	81.0%

			Human Vaccines
283	248	26.9%	Pediatric combination vaccines (5)	147	130	24.0%
128	166	-8.6%	Polio vaccine (5)	63	73	1.9%
51	49	15.1%	Influenza vaccines (5)	18	8	147.9%
110	115	5.8%	Traveler’s endemic range excluding meningitis (5)	48	57	-6.7%
52	40	49.1%	Meningitis vaccines (5)	27	24	29.3%
97	76	45.2%	Adult Boosters (5)	52	50	18.0%

(1) Not subject to a review by the auditors

(2) On a comparable basis

(3) Actonel sales as recorded by Aventis including Japan sales

(4) Alliance with Teva Pharmaceuticals Industries Inc

(5) Including the sales recorded in Europe by AvP-MSD

NS : Not Significant

Prescription Drugs Strategic Products : Change in Sales Q2 2003  ( U.S. / Non U.S. ) (1)

H1 2003	H1 2002	Activity variance (2)	U.S. in million €	Q2 / 2003	Q2 / 2002	Activity variance (2)
490	538	12.1%	Lovenox / Clexane	248	259	18.5%

363	331	35.0%	Taxotere	185	181	26.8%

751	874	5.8%	Allegra / Telfast	433	492	8.6%
115	130	8.4%	Nasacort	71	71	21.9%

82	95	6.4%	Arava	39	48	-0.3%

208	207	23.4%	Copaxone (4)	106	109	20.5%

90	92	20.2%	Amaryl	56	49	40.6%
153	99	91.1%	Lantus	83	58	75.4%

H1 2003	H1 2002	Activity variance (2)	Non U.S. in million €	Q2 / 2003	Q2 / 2002	Activity variance (2)
309	271	23.4%	Lovenox / Clexane	163	138	26.6%
504	445	20.9%	Delix / Tritace	263	239	17.3%

303	265	24.2%	Taxotere	158	140	22.6%
133	117	18.2%	Campto	67	58	18.9%

167	176	8.3%	Allegra / Telfast	68	73	8.8%
33	35	6.2%	Nasacort	17	19	5.0%

43	42	13.6%	Arava	23	22	17.7%
81	54	71.7%	Actonel (3)	48	33	64.4%

84	51	68.9%	Copaxone (4)	44	28	59.7%

104	115	-1.9%	Targocid	55	56	6.4%
111	168	-29.1%	Tavanic	52	50	10.0%
39	15	NS	Ketek	13	6	NS

191	187	12.6%	Amaryl	103	101	12.5%
85	82	6.0%	Insuman	45	42	7.7%
46	25	86.3%	Lantus	27	13	105.4%

(1) Not subject to a review by the auditors

(2) On a comparable basis

(3) Actonel sales as recorded by Aventis including Japan sales

(4) Alliance with Teva Pharmaceuticals Industries Inc

NS : Not Significant

Aventis Non-Core Businesses (1)
Consolidated Income Statement Q2 2003 (French GAAP)

YTD 2003	YTD 2002%		in million €	Q2 / 2003	Q2 / 2002%
493	2,530	-80.5%	Net sales	263	1,028	-74.4%

(329)	(1,374)		Cost of goods sold	(162)	(573)

33.3%	45.7%		Gross margin (as % of sales)	38.3%	44.3%

(102)	(1,093)	-90.6%	SG&A and other operating Inc. / Exp.	(44)	(689)	-93.6%
(33)	(234)		Research & Development	(15)	(106)	-86.0%
(1)	(15)	-96.2%	Restructuring	(0)	(0)	-70.2%

28	(186)	NS	Operating profit before goodwill amortization	41	(341)	NS
(132)	34	NS	Equity in earnings of affiliated companies	(18)	18	NS

(103)	(152)	NS	EBITA (2)	23	(323)	NS

(274)	550	NS	Net Income	9	556	NS

(1) Not subject to a review by the auditors

(2) = Operating profit before goodwill amortization + equity in earnings of affiliated companies

NS : Not Significant